UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 4, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 3, 2020, regarding the application to Capital Markets Board for amendment of Articles of Association.

Istanbul, September 3, 2020

Announcement Regarding the Application to Capital Markets Board for Amendment of Articles of Association

The application made to Capital Markets Board (“CMB”) on 28.08.2020 with respect to amendment of the Articles of Association, has been approved as attached including the necessary revisions made as per CMB’s letter dated 02.09.2020.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

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CURRENT VERSION	AMENDED VERSION

ARTICLE 3 - AIM AND SUBJECT-MATTER

The Company is incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transportation and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

In order to reach the above-mentioned subject matter, the Company may:

1)      enter into service, proxy, agency, commission agreements, undertakings and any other agreements within the purpose and the subject-matter of the Company and within this scope obtain short, middle and long term credits and loans or issue, accept and endorse bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its main company and group companies, in Turkish Lira or other foreign currencies, on condition that such extensions do not contradict with laws and regulations.

2)  cooperate, establish new companies or enterprises with existing or future local or foreign individuals or legal entities; completely or partially acquire local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish agencies in Turkey and abroad, participate in foundations constituted for various purposes, reserve part of the profit for or be authorized to pay dividends and make donations to this kind of real or legal person and in the event a donation is made or part of the profits is reserved for foundations or this kind of real or legal entity, the rules provided by the Capital Markets Board will be complied with and the notifications required by the Capital Markets Board will be made,

3)   issue, acquire, sell, create security over or to perform any other legal actions of all kind of securities, commercial papers, profit sharing instruments, bond and convertible bonds via board resolutions under the conditions authorized by the relevant legislation provided that such actions are not qualified as brokerage activities and portfolio management;

4)    enter into licence, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire and give a license to such rights and register them;

ARTICLE 3 – PURPOSE AND SCOPE

The Company is incorporated to primarily provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorisation Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

In order to achieve the above-mentioned purpose, the Company may:

1)      enter into service, proxy, agency, commission agreements, undertakings and any other agreements necessitated by the purpose and scope of business of the Company and obtain short, middle and long term credits and loans or issue, accept and endorse any bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its parent company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not contradict with laws and regulations;

2)   cooperate, establish new partnerships or companies or undertake enterprises with existing or future local or foreign individuals or legal entities; completely or partially take over local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, allocate assets to foundations which are or will be established by the Company or to those already established by others, set aside part of the profit for or pay dividends and make all kind of donations and aids to such kind of real or legal persons on the condition of not violating its purpose and scope of business. Transactions within the scope of this provision shall not be performed contrary to the transfer pricing regulations under the capital markets legislation and to other related legislation, the upper limit of the donation shall be determined by the general assembly, necessary public disclosures shall be made and, if required by the applicable legislation, donations made within a year shall be submitted to the shareholder’s information at the general assembly;

3)  issue, acquire, sell, dispose of, create security over or to perform any other legal actions on all kind of securities, commercial papers, profit sharing instruments,

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5)  acquire, lease, rent and sell of all types of movable and immovable property; construct plant or any other buildings; enter into financial leasing agreements; acquire any of the personal or property rights regarding movable and immovable property, including but not limited to, promise to sell, pledges, mortgages and commercial business pledges; register them in title deeds; accept mortgage from third parties; discharge pledges and mortgages created in favour of the Company; create security over movable and immovable properties owned by the Company, including creation of mortgage, pledge and commercial enterprises pledge, on its own or in favour of the companies which are fully consolidated in financial statements of the Company or in favour of the third parties’ on condition that the context of the ordinary business operations of the Company directly requires, as necessitated by the aim and subject matter of the Company, provided that the Company shall comply with the principles regulated in accordance with the capital markets legislation regarding the transactions of providing guarantees or pledges including mortgages to third parties and disclosures necessary in accordance with the Capital Market Board within the scope of special circumstances, be made in order to inform investors in transactions to be performed in favour of third parties.

6)   enter into other enterprises, relevant transactions and agreements necessitated by the aim and the subject matter of the Company;

7)   register SIM card trademark and symbol; sell, lease, re-purchase, re-sell the same; agree with dealers abroad or in the country for the sale of such cards; export same; import other SIM cards and perform all related actions;

In addition, if it is deemed appropriate and beneficial for the Company to perform any transactions other than those stated above, upon the proposal of the Board of Directors, the matter shall be submitted to the approval of the General Assembly and may be performed pursuant to the resolution of the General Assembly. In order for such changes to be effective, the permissions of the Foreign Investment Directorate, the Ministry of Industry and Commerce and the Capital Market Board shall be obtained, registered with the Trade Registry and announced in the Trade Registry Gazette as amendments to the Articles of Association.

bonds and convertible bonds via board resolutions when authorised by the relevant legislation and provided that such actions are not qualified as investment services and activities;

4)  enter into license, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire, lease and register these rights;

5)  as necessitated by the purpose and scope of business of the Company; acquire, lease, rent and sell of all types of movable and immovable property; construct plants and any kind of buildings; enter into financial leasing agreements; acquire, register and annotate in titled deeds and relevant registries any personal or in-rem rights regarding movable and immovable property, including but not limited to, promise to sell, pledge, mortgage, commercial enterprise pledge and chattel mortgage; accept mortgage from third parties; release pledges and mortgages established in favour of the Company; create security over movable and immovable properties owned by the Company, in whatsoever name or form, including mortgage, pledge, commercial enterprises pledge and chattel mortgage, in its own name or in favour of the companies which are included within the fully consolidated companies in preparation of its financial statements or in favour of the third parties on the condition of being within the purpose of conducting the ordinary business operations of the Company; provided that the principles regulated in accordance with the capital markets legislation shall be complied with regarding the Company’s transactions of providing guarantees, sureties, security interests or pledges including mortgages, in its own name or in favour of third parties and disclosures required under the capital markets legislation shall be made in order to inform investors in case special circumstances arise in transactions to be performed in favour of third parties;

6)   undertake other enterprises and enter into necessary business, transactions and agreements as necessitated by the purpose and scope of business of the Company;

7)  register SIM card trademarks and symbols; sell, lease, re-purchase, re-sell the same through other vendors; agree with dealers abroad or in the country for the sale of such cards; export the same; import other SIM cards and perform all related dispositions.

The Company, via the General Assembly’s decision, may perform activities other than those listed herein, by fulfilling requirements envisaged under the legislation and on the condition of not contradicting with the relevant legislation, which are related to or deemed beneficial for its scope of business.

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ARTICLE 6 – SHARE CAPITAL

The registered capital of the Company is 2.200.000.000 (Twobilliontwohundred-million) New Turkish Liras, divided into registered shares of 2.200.000.000 (Two- billiontwohundredmillion), having a value of 1.- (One) New Turkish Liras each. The Company’s issued share capital, is 1,474,639,361 (Onebillionfourhundred-seventyfourmillionsixhundred andthirtyninethousandthreehundredandsixtyone) New Turkish Liras and fully paid in compliance with the Incentive and Investment Allowance Certificate of Foreign Capital General Directorate of the Undersecretariat of Treasury of the Prime Ministry of the Republic of Turkey dated 23 August 1993 and numbered 1746 and its special conditions dated 19.12.1994 and Incentive and Investment Allowance Certificate dated 6 November 1997 and 2741 numbered and its special conditions dated 16.07.1999, 16.12.1999 and 30.11.2000 and Incentive and Investment Allowance Certificate dated 26 February 2001 and 3704 numbered and is divided into 1,474,639,361 (Onebillionfourhundredandseventyfourmillionsixhundred andthirtyninethousandthreehundredandsixtyone) shares.

ARTICLE 6 – SHARE CAPITAL OF THE COMPANY

The Company adopted the registered capital system as per Capital Markets Law and implemented the registered capital system by the Capital Markets Board’s permit dated 13.04.2000 and numbered 40/572.

The ceiling for registered capital of the Company is TRY 2,200,000,000 (twobilliontwohundredmillion Turkish Liras).

The Company’s issued share capital is TRY 2,200,000,000 (twobilliontwohundred million Turkish Liras) and fully paid and is divided into 2,200,000,000 (twobilliontwohundred) registered shares each having a nominal value of TRY 1.00 (one Turkish Lira), and the said issued share capital is fully paid free of collusion.

The authorisation for the ceiling of registered capital granted by the Capital Markets Board, shall be valid for the years 2020 through 2024 (5 years). After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increase, to obtain the authorisation of the General Assembly by also obtaining the Capital Markets Board’s permit for a new ceiling amount to be valid for a term of up to 5 (five) years. In case the abovementioned authorisation is not obtained, capital increase cannot be made with a Board of Directors resolution.

The Board of Directors is authorised, at times it deems required, in accordance with the provisions of Capital Markets Law, to increase the issued share capital by issuing new shares up to the authorised ceiling of registered capital and to take a decision on the issuance of premium shares also up to the authorised ceiling of registered capital. The Board of Directors is not authorised to limit the pre-emption rights of the shareholders.

ARTICLE 7 - SHARE TRANSFER

Transfer of Shares is subject to the provisions of the Turkish Commercial Code, Capital Market Legislation and the Regulations on Value Added Telecommunications Services.

The Board of Directors may restrict the share transfers to the foreigners in order to comply with the restrictions concerning the shareholders determined under the Regulations on Value Added Telecommunications

ARTICLE 7 – SHARES AND SHARE TRANSFER

7.1. Shares: Total 2,200,000,000 (twobillionandtwohundredmillion) shares representing the issued share capital of the company are divided into two groups; Group (A) shares and Group (B) shares.

a) 330,000,000 (threehundredandthirtymillion) shares having a total nominal value of TRY 330,000,000 (threehundredandthirtymillion

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Services and/or other legislation, of which the Company is subject to.

Turkish Lira) and corresponding to 15% (fifteen percent) of the issued share capital of the Company, which are currently owned by Turkcell Holding A.Ş., are Group (A) shares.

b) The remaining 1,870,000,000 (onebillionandeighthundredseventy million) shares having a total nominal value of TRY 1,870,000,000 (onebillionandeighthundred seventymillion Turkish Lira) corresponding to 85% (eighty-five percent) of the issued share capital of the Company are Group (B) shares.

7.2. Privileges to be granted to Share Groups:

Without prejudice to Article 7.3.(b) of the Articles of Association, Group A Shares will have the privileges set out below effective and exercisable only upon the conditions under Article 7.3(a) of Articles of Association having been fulfilled.

a.       Nomination Privilege for the Election of the Board of Directors Members

(i)     4 (four) members of Board of Directors (excluding independent board members) shall be appointed by the General Assembly among the candidates nominated by the Group A Shareholder.

(ii)   The Chairman of the Board of Directors shall be elected among the members of the Board of Directors elected through the exercise of the privileges granted to Group A Shares.

(iii) In the event that the entire Group A Shares cease to be held by a single shareholder, this nomination privilege shall automatically cease to be effective, in respect of the entire Group A shares.

b.       Voting Privilege

(i)     In (1) the appointment of 5 (five) members of the Board of Directors, four of which will be members nominated in accordance with Section 7.2.a(i) above, (and other than the independent board members), and (2) election of the Chairman of the Presiding Committee of the General Assembly, each Group A Share shall have voting privileges granted as to give 6 (six) voting rights to each Group A Share, only in relation to these

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subject matters, in the voting to be made in the General Assembly of Shareholders.

(ii) In the event that the entire Group A shares cease to be held by a single shareholder, this voting privilege shall automatically cease to be effective, in respect of the entire Group A shares.

7.3. Conditions of the Privileges

a.    The Privileges set out in Article 7.2 shall become valid and effective for Group A Shares only upon the fulfilment of the two conditions below together:

(i)           a merger between TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş. and Turkcell Holding A.Ş. being completed and registered before Istanbul Trade Registry, and

(ii)            The Combination of Group B shares and the entire Group A shares in the Company corresponding to at least 25% of the Company’s entire issued share capital being recorded in TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş.’s account and TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş. becoming the legal owner of these shares.

b.   At any time after the privileges granted to Group (A) shares become valid and effective in accordance with the provisions of Article 7.3(a); in the event that the entire Group A Shares cease to be held by a single shareholder all privileges granted under this Articles of Association to the Group A Shares shall automatically terminate. In this circumstance, all Group A shares shall automatically be converted into Group B shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of the Company, and no shares or shareholders will have any privileges in any means.

In the event that the entire Group A Shares cease to be held by a single shareholder, nomination and appointment of all members of Board of Directors, election of the Chairman of the Presiding Committee of the General Assembly, election of the Chairman of Board of Directors and appointments of Board of Directors’ members pursuant to Article 363 of Turkish

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Commercial Code as per Article 9, shall be performed without any nomination or voting privileges, in accordance with the provisions of Turkish Commercial Code and the capital markets legislation.

In addition, without prejudice to disclosure requirements applicable under the capital markets legislation, the holder of Group A Shares is obliged to notify the Company if any Group A share is transferred to a third party.

7.4. Miscellaneous

-         So long as the privileges are in effect and not terminated in accordance with this Article 7; in the event of a capital increase in the Company, shares issued as a result of the exercise by the owner of the Group A Shares of its pre-emption right shall principally be issued as and shall constitute Group A Shares with the privileges stipulated in this Article 7 of this Articles of Association, provided that (i) where owner of Group A shares exercises its pre-emption right in the capital increase, the ratio of Group A shares in the total number of shares issued in the capital of the Company to be reached after the completion of the capital increase shall in no event be more than the ratio prior to the capital increase; and (ii) the total number of Group A Shares shall in no circumstance exceed 15% (fifteen percent) of the total number of shares issued in the capital of the Company.

If the total Group A shares upon the completion of such a capital increase, exceeds 15% (fifteen percent) of the total issued share capital of the Company, the part of the new shares issued in such capital increase, exceeding 15% (fifteen percent) of the Company’s issued share capital shall be deemed to have been issued as Group B Shares and shall not be granted any privileges.

-          Shares representing the issued share capital are monitored under dematerialization principles. The Company is obliged to, and shall, take all actions required under the capital markets legislation and requirements of the Central Registration Agency in order to effect changes to the group and type of the shares in accordance with the provisions of this Articles of Association, including without limitation the creation and termination of the Group A shares and the privileges attached to Group A shares and the changing of ISIN codes for these purposes.

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- The total number of members of the Board of Directors appointed by the exercise of the voting privilege and nomination privilege of the Group A shares shall in no event exceed 5 (five).

7.5. Transfer of Shares

Transfer of shares is subject to the provisions of Turkish Commercial Code, Capital Markets Law and Regulation on Authorisations in the Electronic Communication Sector, Concession Agreement with regard to Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System, Concession Agreement on Establishing Operating and Providing IMT-2000/UMTS Infrastructures and Services and Annex of Authorisation Certificate for Limited Usage Rights with regard to IMT Services - Rights and Obligations with regard to Establishing, Operating and Providing IMT Infrastructures and Services.

The Company shall comply with the restrictions of share transfers stipulated under the Regulation on Authorisations in the Electronic Communication Sector, Concession Agreement with regard to Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System, Concession Agreement of the Establishing Operating and Providing IMT-2000/UMTS Infrastructure and Services, and Annex of Authorisation Certificate for Limited Usage Rights with regard to IMT Services - Rights and Obligations with regard to Establishing, Operating and Providing IMT Infrastructures and Services, that the Company is subject to, and/or Turkish Commercial Code, Capital Markets Law and other legislation applicable to the Company. Article 137/3 of Capital Markets Law is reserved.

ARTICLE 8 – CAPITAL INCREASE AND SHARE CERTIFICATES

The Board of Directors of the Company is authorised to increase the issued share capital by issuing new shares up to the authorised share capital, to resolve to restrict the pre-emption rights of the shareholders and to take resolutions regarding the issuance of premium shares whenever it is deemed necessary, in compliance with the Capital Market Law.

During capital increases shares remaining pursuant to the exercise of pre-emptive rights and in the event pre- emptive rights are restricted, all of the newly issued shares shall be offered to the public at their market value but not less than their nominal value.

ARTICLE 8 – CAPITAL INCREASE AND SHARE CERTIFICATES This Article is removed from the Text.
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New shares may not be issued until all the issued shares are fully sold and paid. The issued share capital has to be indicated on all documents bearing the trade name of the Company.

The Board of the Directors of the Company may issue share certificates in different denominations representing more than one share in compliance with the relevant regulations of the Capital Market Board.

ARTICLE 9 - BOARD OF DIRECTORS

The Company is managed and represented by the Board. The Board is fully authorised to carry out the affairs of the Company and management of Company assets and the activities relating to the Company purpose and subject matter other than those that have to be solely carried out by the General Assembly.

The Board is comprised of 7 (seven) members elected by the General Assembly.

ARTICLE 9 - BOARD OF DIRECTORS

The Company is managed and represented and bound before third persons by the Board of Directors. The Board of Directors is authorised to carry out the affairs of the Company and for the management of Company assets and any and all activities relating to the Company’s scope of business, other than those falling within the authority of the General Assembly.

Subject to the following paragraph, the Board of Directors shall comprise 9 (nine) members to be appointed by the General Assembly.

The number and qualifications of the independent members to serve on the Board of Directors shall be determined according to the Corporate Governance Principles of the Capital Markets Board and the Nomination Committee Operations Principles to be adopted by the Board of Directors in accordance therewith.

In the event that a membership of Board of Directors becomes vacant for any reason or an independent member of Board of Directors ceases to be independent, appointment may be made in accordance with Article 363 and other provisions of Turkish Commercial Code and the capital markets legislation, and the so appointed board member shall be submitted to the approval of shareholders in the following General Assembly meeting. So long as the privileges envisaged as per Article 7 of this Articles of Association are in effect, in the event that any Board of Directors membership elected through the exercise of the privileges granted to Group A Shares becomes vacant, the appointment by the Board of Directors to be made for this vacancy pursuant to Article 363 of Turkish Commercial Code shall be made from amongst the candidates proposed by all of the members of Board of Directors which are elected by the general assembly through the exercise of privileges of the Group A Shares and continue holding their posts unanimously, or if unanimous decision may not be provided, proposed by the majority of the said Board of Directors members.

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ARTICLE 10 – DUTY PERIOD

The members of the Board of Directors may be elected for a period of maximum three years.

The members of the Board of Directors whose duty period ends may be re-elected. If one of the memberships is left during the duty period, new members may be elected to replace these in accordance with the related provisions of the Turkish Commercial Code and Article 11 of this Article Of Association.

ARTICLE 10 – TERM OF OFFICE Term of office of members of the Board of Directors is maximum 3 (three) years. A member of the Board of Directors whose term of office expires may be re-elected.

ARTICLE 11 – MEETINGS OF THE BOARD OF DIRECTORS

1)  Meetings of the Board of Directors:

The Board of Directors shall meet whenever necessitated by the affairs of the Company. Meetings of the Board of Directors shall be held at the headquarters of the Company or at any place agreed upon.

2)  Meeting and Decision Making Quorum:

Quorum for Board meetings shall consist of a minimum 5 directors. Ordinary actions of the Board shall be taken by affirmative votes of 4 of the directors upon the presence of 5 directors and affirmative votes of 5 directors upon the presence of more than 5 directors.

ARTICLE 11 – MEETINGS OF THE BOARD OF DIRECTORS

1)  Meetings of the Board of Directors:

The Board of Directors meeting convenes whenever necessitated by the business and affairs of the Company. Meetings of the Board of Directors shall be held at the headquarters of the Company or at any place to be designated by the Chairman of Board of Directors.

Members eligible to attend the Board meetings may also attend such meetings by electronic means as per Article 1527 of Turkish Commercial Code. Pursuant to the Communiqué on Electronic Meetings Held in Commercial Companies Other Than General Assembly Meetings of Joint Stock Companies, the Company may either set up the Electronic Meeting System, which enables right holders to attend and vote in such meetings, or purchase related services from the providers of systems that are specifically created for such purposes. In such meetings to be held, it shall be ensured that right holders enjoy their rights specified under the relevant legislation, within the framework of the relevant Communiqué, either over the system established according to this provision of the Articles of Association or the system where the supporting services are provided.

2)  Meeting and Decision Quorum:

Without prejudice to the provisions of the capital markets legislation, the Board of Directors convenes with the presence of minimum 5 (five) members constituting the majority of full number of its members and resolves by the affirmative votes of at least 5 (five) members present in the meeting.

ARTICLE 12 – BINDING AND REPRESENTATION OF THE COMPANY

All documents, bonds, powers of attorney, written undertakings, contracts, offers, demands, acceptances, announcements and all other documents related with the Company, will be valid and binding the Company, if signed by person or persons so authorized by the Board of Directors on condition that they sign under the Company name, in circumstances registered and published as allowing such signature. The Board of

ARTICLE 12 – REPRESENTATION AND BINDING OF THE COMPANY

The authority to represent and bind the Company is vested with the Board of Directors. The Board of Directors may delegate this authority, wholly or partially, to one or more of its members, employees of the Company or third parties, in accordance with Articles 370 and 371 of TCC.

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Directors will determine the conditions on which the person(s) authorized to bind the company will sign.	So long as the privileges are in effect and not terminated in accordance with Article 7 of this Articles of Association; unlimited authority to represent and bind the Company regulated under Article 370 of TCC shall be exercised by two Board of Directors members provided that at least one of them is from the members elected through the exercise of the privileges granted to Group A Shares. In the event that the entire Group A Shares cease to be held by a single shareholder, this authorisation shall automatically cease to be effective and the unlimited authority to represent and bind the Company shall be exercisable in accordance with Article 370(1) of TCC.

ARTICLE 13 – SHARING DUTIES AND ASSIGNING DIRECTORS

The Board of Directors may assign all of its authorities related to management and representation or the parts pertaining to the execution phase of the company business or the parts it finds necessary to delegate members of the Board of Directors or to General Directors or Directors or other officers for whom it is not necessary to have a share and the Board of Directors may give them authority to sign. Minimum one member of the Board of Directors shall have the authority to represent the Company even if the authority to manage and represent the Company is left to the General Directors or Directors or other officers who do not hold any shares in the Company. The Board of Management may give Third Persons special authority to represent and bind the Company. The duty period of other officers who have the authority to put the signatures of the General Directors and Directors is not limited with the election periods of the Board of Directors members. The provisions of 11-2 article of these Articles of Association are preserved.

The Board of Directors shall always be free to cancel such delegated authority of such members and directors.

ARTICLE 13 – DELEGATION OF AUTHORITIES

The Board of Directors is authorised, in whole or in part, to delegate the management powers to one or more Board of Directors members or third person or persons pursuant to an Internal Directive prepared by itself in accordance with Article 367 of Turkish Commercial Code, except for the duties and authorities which are defined under Article 375 of Turkish Commercial Code and which cannot be delegated.

The General Manager is the head of execution in the Company. He performs his duties in such capacity in accordance with the instructions determined by the General Assembly or the Board of Directors in the internal directive or otherwise, and within the authority granted and the scope determined by the Board of Directors or General Assembly. He reports to the Board of Directors in respect of his actions. The Chairman of the Board of Directors cannot be the General Manager.

ARTICLE 14 - AUDITORS AND THEIR DUTIES

The General Assembly shall elect 2 auditors from among either the shareholders or third parties.

The auditors shall be elected for a period of maximum three years. The auditors may be re-elected.

The auditors are responsible for fulfilling the tasks stated in Articles 353 to 357 of the Turkish Commercial Code.

ARTICLE 14 - AUDITORS AND THEIR DUTIES This article is removed from the text.
ARTICLE 15 – DIRECTORS AND AUDITORS FEE The General Assembly determines the fee to be paid to the members of the Board of Management and to the Auditors.

ARTICLE 15 –FINANCIAL RIGHTS OF THE MEMBERS OF THE BOARD OF DIRECTORS

The attendance fee and/or remuneration of the members of the Board of Directors shall be decided upon by the General Assembly pursuant to the relevant provisions of Turkish Commercial Code and the capital markets legislation.

ARTICLE 16 – INDEPENDENT AUDITOR	ARTICLE 16 – INDEPENDENT AUDIT
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In addition to the auditors, the Board of Directors shall elect one of the international auditing firms incorporated in Turkey and acceptable to the Capital Markets Board as an Independent Auditor for the yearly auditing of the Company’s commercial book and records. The provisions of Capital Markets Board regarding the approval of independent auditor and principals of independent auditing shall be applied.

Relevant provisions of Turkish Commercial Code and the capital markets legislation shall be applicable with regard to the independent auditing of the Company.

ARTICLE 17 – GENERAL ASSEMBLY

The below issues shall be applied for the General Assembly:

1.    Convening: The meeting of the General Assembly shall convene either for ordinary or extraordinary meetings. The convening for the meetings shall be made in accordance with the provisions of the Turkish Commercial Code and Capital Market Law. The General Assembly may convene without invitation in accordance with Article 370 of the Turkish Commercial Code.

2.   Date: Ordinary meetings of General Assembly shall convene once a year and within the three months following the end of Company’s fiscal year, the Extraordinary meetings of the General Assembly shall convene whenever necessitated by the affairs of the Company.

3.   Voting Rights and Appointing Proxy: In Ordinary or Extraordinary meetings of the General Assembly, shareholders or their proxies shall have one vote per share. In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and on behalf of the shareholders being represented by such proxies.

Regulations of the Capital Market Board relating to proxy votes on behalf of the shareholders shall apply.

4.   Voting Method: Votes are cast in General Assembly meetings by the raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in a meeting. The related provisions of the Capital Market Board shall apply.

5.   Presidency of the General Assembly: President of the General Assembly meetings shall be the chairman of the Board of Directors, in his absence, the deputy chairman or in the absence of both, one of the members of the Board of Directors. The secretary of the General Assembly may

ARTICLE 17 – GENERAL ASSEMBLY

The following provisions shall be applicable to the General Assembly meetings:

1.   Convention of the General Assembly: The General Assembly shall be convened either ordinarily or extraordinarily in accordance with the relevant provisions of Turkish Commercial Code and Capital Markets Law. In these meetings the agenda items, prepared by the Board of Directors, shall be discussed and resolved as per the relevant provisions of Turkish Commercial Code and the Articles of Association. The extraordinary meetings of the General Assembly shall convene and resolve as deemed necessary for the Company’s business. Rights of the shareholders under Turkish Commercial Code in respect of convening and adding an item in the agenda of the General Assembly meetings are reserved.

The General Assembly meeting procedures are regulated under the Internal General Assembly Directive. General Assembly meetings shall be conducted in accordance with Turkish Commercial Code, the capital markets legislation and the Internal General Assembly Directive.

2.      Attending the General Assembly Meeting by Electronic Means: Right holders, who have a right to attend the general assembly meetings of the Company, can attend such meetings by electronic means pursuant to Article 1527 of Turkish Commercial Code. Pursuant to the Regulation on General Assembly Meetings of Joint Stock Companies by Electronic Means, the Company shall procure that the right holders may attend, deliver opinions, make proposals, and vote by electronic means, either setting up the electronic general assembly system, or purchase related services from the providers of systems that are specifically created for such purposes. In all meetings to be held, pursuant to this provision of the Articles of Association, right holders and their representatives shall be procured to enjoy their rights as stipulated under the aforementioned regulation.

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be elected from among the shareholders or non- shareholders.

6.  Meetings and Decision Making Quorum: At meetings of the General Assembly, the items specified in Article 369 of the Turkish Commercial Code shall be discussed and resolved. Save as higher quorums are provided for in the Turkish Commercial Code, meeting quorum at the General Assembly requires the presence of at least 51% of shareholders represented by themselves or proxies and save as higher quorums are provided for in the Turkish Commercial Code decision making quorum requires the majority of the affirmative of shareholders present at the meeting.

However, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the authorized share capital requires the presence of shareholders holding the 2/3 of the share capital and affirmative votes of 2/3 of the shareholders represented in the meeting.

7.   Place of Meeting: General Assembly meetings shall convene at the Company’s headquarters or upon the decision Board of Directors at another suitable place of the city where the headquarters of the Company is located.

3.      Date of Meeting: Ordinary General Assembly meetings shall convene once a year and within three months following the end of Company’s fiscal year; Extraordinary General Assembly meetings shall convene whenever necessitated by the Company.

4.    Voting Rights and Appointment of Proxy: Right holders or their representatives attending the General Assembly meeting shall enjoy their voting rights pro rata to the sum of their nominal shares. Each share accords the relevant shareholder one voting right, save for the voting privileges granted in accordance with the Articles of Association.

In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and the shareholders being represented by such proxies.

Regulations of the Capital Markets Board relating to voting by proxy shall apply.

5.   Voting Method: Save for the provisions regarding general assembly meetings to be carried out within the Electronic General Assembly system pursuant to Turkish Commercial Code Article 1527, votes are cast in General Assembly meetings by open ballot through raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in person or by proxy in a meeting. The related provisions of the capital markets legislation shall apply.

6.     Presiding Committee of the General Assembly: Subject to Article 7 of the Articles of Association, Chairman and members of the Presiding Committee of the General Assembly meetings shall be elected by the General Assembly, from among the present shareholders or non-shareholders.

7.     Meeting and Decision Quorum: Save as higher quorums are provided for in the applicable legislation, meeting quorum at the General Assembly requires the presence of shareholders representing at least 51% of the total share capital of the Company, represented by shareholders themselves or proxy holders, and save as higher quorums are provided for in the applicable legislation, decision quorum requires the affirmative votes of the majority of the voting rights present in person or by proxy at the meeting, by observing the provisions of Article 7 in relation to voting privilege.

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In the event that the above quorums are not met or preserved at the first meeting, the General Assembly quorums shall be subject to provisions of Turkish Commercial Code and capital markets legislation for the second meeting.

As an exception to the above-mentioned rule, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the registered share capital requires the presence of shares representing 2/3 of the share capital and affirmative votes of 2/3 of the shares represented in the meeting. The amendments to the Articles of Association violating the privileges established for Group A Shares herein shall not apply without the approval of the Special Assembly of Privileged Shareholders in accordance with the Article 454 of Turkish Commercial Code.

8. Place of Meeting: General Assembly meetings shall convene at the Company’s headquarters or upon the decision of the Board of Directors at another suitable place of the city where the headquarters of the Company is located.

ARTICLE 18 – PRESENCE OF A COMMISSIONER AT THE MEETINGS

The presence of T.R. Ministry of Industry and Commerce Commissioner is necessary at both ordinary and extraordinary General Assembly meetings, And s/he has to sign the meeting reports together with the relevant persons. General Assembly meeting decisions taken in the absence of the commissioner and reports which do not bear the commissioner’s signature shall not be valid.

ARTICLE 18 – PRESENCE OF A MINISTRY REPRESENTATIVE AT THE MEETINGS

The presence of T.R. Ministry of Commerce Representative is necessary at both ordinary and extraordinary General Assembly meetings, and s/he has to sign the meeting minutes together with the relevant persons. General Assembly meeting decisions taken in the absence of the Ministry Representative and minutes which do not bear the Ministry Representative’s signature shall not be valid.

ARTICLE 19 - ANNOUNCEMENTS AND ANNUAL REPORTS OF THE COMPANY

Announcements concerning the Company shall be made in the newspaper published at the city where the Headquarters of the Company are located at least 15 days in advance provided that the provisions of Article 37/4 of the Turkish Commercial Code are reserved. If there is no newspaper published at the place where the Headquarters are located, then the announcement shall be made in the newspaper published at the closest place to the Headquarters.

However, announcements regarding the invitation of the General Assembly, in accordance with Article 368 of the Turkish Commercial Code, excluding the dates of announcement and invitation shall be made two weeks in advance and the date of the meeting shall be notified to the shareholders via registered mail.

Provisions of Articles 397 and 438 of the Turkish Commercial Code shall be applicable to the

ARTICLE 19 – ANNOUNCEMENTS AND ANNUAL REPORTS

Announcements with regard to the Company shall be made in accordance with the provisions of Turkish Commercial Code, the capital markets legislation and other relevant legislation.

The General Assembly meeting announcements shall be made within the periods specified under the applicable legislation, in accordance with Turkish Commercial Code, the capital markets legislation and the Capital Markets Board’s Corporate Governance Principles. The General Assembly meeting announcements shall be made at least three weeks before the date of General Assembly meeting, excluding the dates of announcement and meeting, in accordance with the procedures envisaged under the legislation.

Financial tables and reports required by the capital markets legislation and independent audit report, shall be disclosed to the public according to rules and

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announcements regarding the share capital decrease and liquidation of the Company.

Any other announcement and information responsibilities pursuant to the Capital Market legislation and the Turkish Commercial Code are reserved.

Financial tables and reports and also independent audit reports required by the Capital Market Board shall be disclosed to the public and delivered to the Capital Market Board in accordance with the provisions and principles of the Board of Directors.

procedures set forth by Turkish Commercial Code and the capital markets legislation.

ARTICLE 21 - DETERMINATION AND ALLOCATION OF THE PROFIT

If any, the net profit drawn up in the annual budget after the deduction of all expenses and depreciation sums, reserves and taxes needed to be paid by or charged to the Company, from the revenues of the Company as determined by the end of the accounting term and after the deduction of the previous years loss, shall be distributed in accordance with the Capital Market Law and communiqués of the Capital Market Board as follows:

a)  5% statutory reserve fund shall be set aside as the first statutory reserve fund.

b)  The first dividend shall be set aside from the remaining amount in the ratio determined by the Capital Market Board.

c)  Amount of the net profit remaining after the deduction of the amounts stated in (a) and (b) may be distributed partially or fully as second dividend or set aside as extraordinary statutory reserve fund as per the General Assembly resolutions. The General Assembly may set aside an amount as profit share for the members of the Board of Directors, officers, employees and workers and foundations constituted for various purposes and this kind of real or legal persons.

d)   It may not be resolved that any other reserve funds be set aside or left for the following year unless reserve funds and first dividend stated in the Articles of Association for the shareholders are set aside in compliance with the legislation and it may not be resolved that the profit be distributed to the members of the Board of Directors, officers and employees and foundations constituted for various purposes and this kind of real or legal persons unless first dividend is distributed.

ARTICLE 21 – DETERMINATION AND DISTRIBUTION OF THE PROFIT

The periodic net profits shown in the annual budget after the deduction of all expenses and depreciation sums, amounts that are required to be set aside and taxes, which are required to be paid by or charged to the Company, from the revenues of the Company as determined by the end of the accounting term and after the deduction of the previous years’ losses shall be set aside as reserves or distributed in the order and principles as follows:

General Statutory Reserve Fund:

a)   5% shall be set aside as the statutory reserve fund until it reaches 20% of the issued share capital.

First Dividend:

b)     First dividends shall be set aside from the remaining amount calculated by adding the amount of donation made within a year, if any, over the ratio set by General Assembly in line with the dividend distribution policy of the Company according to Turkish Commercial Code and the capital markets legislation.

c)   After the above amounts are set aside, the General Assembly may distribute dividends to the Board of Directors members, employees of the Company, foundations and real and legal persons other than the shareholders.

Second Dividend:

d)   The General Assembly is entitled to distribute as second dividends, wholly or partially, the remainder amounts after the deduction of the amounts stated in (a), (b) and (c) or to set aside this amount as a discretionary reserve fund according to Article 521 of Turkish Commercial Code.

e)     10% of the amount found after deducting dividend in the amount of 5% of the capital from the amount to be distributed to shareholders and other persons who participate in the

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e) The dividend can be distributed to all the shares that exist as of the accounting period, irregardless of their issue or enforcement dates.

Article 466/2(3) of the Turkish Commercial Code is reserved.

profit, shall be added to general statutory reserve fund according to 2nd paragraph of Article 519 of Turkish Commercial Code.

Unless statutory legal reserves and dividend portion which is determined to be distributed to the shareholders by the Articles of Association or dividend distribution policy of the company are set aside, it may not be decided to set aside any other reserves, to carry profits to the next year, to distribute dividend to the members of the Board of Directors, employees of the Company, foundations and real or legal persons other than the shareholders; and any dividend may not be distributed to these persons unless the dividends determined to be distributed to the shareholders are paid in cash.

Dividends shall be distributed equally to all current shares as of the date of distribution regardless of the dates of their issuance or acquisition.

The procedures and dates of dividend distribution shall be decided by the General Assembly upon the Board of Directors’ proposal.

Resolution of General Assembly regarding distribution of dividend which was taken pursuant to this Article of Association may not be revoked.

The Company is entitled to distribute advance dividend in cash over the profit set out in the interim financial statements of the Company, in accordance with the conditions established by the capital markets legislation and other related legislation. In accordance with the relevant legislation, upon authorization of the board of directors by a general assembly decision, the Board of Directors may decide to or not to distribute advance dividend, and on the amount and timing of the advance dividend distribution.

ARTICLE 22 – RESERVE FUNDS Articles 466 and 467 of the Turkish Commercial Code shall be applied with regard to the reserve funds set aside by the Company.

ARTICLE 22 – RESERVE FUNDS

Reserve funds to be set aside by the Company shall be determined in accordance with the relevant provisions of Turkish Commercial Code and the capital markets legislation. Article 21 of the Articles of Association is reserved.

ARTICLE 25 - BONDS AND OTHER SECURITIES

The Company may issue bonds and any other debt securities bearing the features of capital market securities which the Board of Directors may be authorized to issue, in order to sell them to individuals or legal entities, in Turkey or abroad in accordance with the Turkish Commercial Code, the Capital Market Law and any other related legislation via resolutions of Board of Directors.

ARTICLE 25 - BONDS AND OTHER SECURITIES

The Company is entitled to issue bonds and other capital markets instruments in accordance with the provisions of Turkish Commercial Code and the capital markets legislation.

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The Company may also issue convertible bonds as per resolutions of Board of Directors in compliance with the regulations of the Capital Market Board.

ARTICLE 26 - COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Compliance with the Capital Markets Board’s mandatory Corporate Governance Principles shall be ensured. Transactions and Board of Directors’ resolution taken in violation of the mandatory Corporate Governance Principles shall be deemed to be in violation of this Articles of Association.

With regard to the transactions deemed as material within the context of implementation of Corporate Governance Principles, and related party transactions of the Company as well as for the transactions with respect to giving security interest, pledge and mortgage in favour of third parties, corporate governance regulations of Capital Markets Board shall be complied with.

The Board of Directors of the Company shall establish Audit Committee, Early Risk Detection Committee, Corporate Governance Committee, Nomination Committee, Renumeration Committee and any other committee which may be required under the capital markets legislation from time to time without combining any of aforementioned committees or assigning the duties of any committee to another. The Board of Directors shall adopt different charters concerning the rules of procedures of each committee which shall be approved with the unanimity of the votes of the Board of Directors to be effective. Adopted charters and any amendment on the same shall be publicly disclosed.

The number and qualifications of independent board members who will be appointed to the Board of Directors shall be determined in accordance with the Corporate Governance Principles of the Capital Markets Board. The list of independent board members to be nominated for the election shall be prepared by the Board of Directors exclusively from amongst the candidates affirmatively assessed in the Nomination Committee report to have met the independence criteria and be submitted to the to approval of the Capital Markets Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 4, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 4, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer